FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 19, 2008

Exhibit 99.1

China Medical Technologies Announces Selected Unaudited Financial Results for the Second

Fiscal Quarter ended September 30, 2008

Beijing, November 17, 2008 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products today announced selected unaudited financial results for the second fiscal quarter ended September 30, 2008 (“2Q FY2008”). The Company’s 2008 fiscal year ends on March 31, 2009 (“FY2008”).

Selected Unaudited Financial Results

The Company reported revenues of RMB290.5 million (US$42.8 million) for 2Q FY2008, representing a 35.2% increase from the corresponding period of FY2007.

ECLIA system sales for 2Q FY2008 were RMB122.2 million (US$18.0 million), representing a 31.9% increase from the corresponding period of FY2007.

FISH system sales for 2Q FY2008 were RMB71.8 million (US$10.6 million), representing a 133.1% increase from the corresponding period of FY2007.

HIFU tumor therapy system sales for 2Q FY2008 were RMB96.5 million (US$14.2 million), representing a 5.5% increase from the corresponding period of FY2007.

Net income was RMB117.7 million (US$17.3 million) for 2Q FY2008, representing a 52.1% increase from the corresponding period of FY2007.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB154.3 million (US$22.7 million) for 2Q FY2008, representing a 46.8% increase from the corresponding period of FY2007.

Diluted earnings per American Depositary Shares (“ADS”) increased by 43.4% year-over-year to RMB4.13 (US$0.61).

Adjusted diluted earnings per ADS, excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) increased by 38.1% year-over-year to RMB5.22 (US$0.77).

As of September 30, 2008, the Company’s cash balance was RMB2,702.7 million (US$398.1 million). The Company’s accounts receivable was RMB325.6 million (US$48.0 million), representing an increase of 7.8% from the balance as of June 30, 2008. The accounts receivable turnover days remained the same level at 110 days.

The Company will report its full unaudited financial results for 2Q FY2008 together with the preliminary purchase price allocation of the acquisition of HPV-DNA Chip and SPR-based Analysis System on December 18, 2008.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.7899 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Tuesday, September 30, 2008.

Non-GAAP Measure Disclosures

The Company uses non-GAAP measures such as adjusted net income and adjusted diluted earnings per ADS, which are adjusted from results based on United States Generally Accepted Accounting Principles (“GAAP”) to exclude the impact of non-cash stock compensation expense and amortization of acquired intangible assets. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial measures in accordance with GAAP.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Contacts

Winnie Yam

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

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